UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FXCM Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

302693 106

(CUSIP Number)

David S. Sassoon

c/o FXCM, Inc.

55 Water Street, New York, NY 10041

(646) 432-2986

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302693 106	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Eduard Yusupov, Individually and as Trustee of The Eduard Yusupov 2010 GRAT and The Eduard Yusupov 2012 GRAT
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,019,573
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,019,573
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,019,573
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 302693 106	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Leya Yusupov, as trustee of various trusts
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,973,142
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,973,142
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,973,142
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 302693 106	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Mikhail Yusupov, as trustee of various trusts
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,973,142
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,973,142
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,973,142
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 302693 106	13D	Page 5 of 9 Pages

Amendment No. 1 to Statement on Schedule 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Eduard Yusupov with the Securities and Exchange Commission on January 23, 2012 (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. This Amendment is being filed to report certain annuity payments from, and contributions to, grantor retained annuity trusts for the benefit of the Reporting Person, to report certain transfers by the Reporting Person’s grantor retained annuity trust to trusts for the benefit of the Reporting Person’s family and to add Leya Yusupov and Mikhail Yusupov, the sister and brother of Eduard Yusupov and the trustees of the recipient trusts, as filing persons on this Schedule 13D..

Item 1.  Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock (“Class A Common Stock”) of FXCM Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 55 Water Street, Floor 50, New York, NY 10041.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by Eduard Yusupov, individually and as trustee of the Eduard Yusupov 2010 GRAT and the Eduard Yusupov 2012 GRAT and by Leya Yusupov and Mikhail Yusupov, as trustees of various trusts for the benefit of the Yusupov family. Eduard Yusupov, Leya Yusupov and Mikhail Yusupov are referred to herein as the “Reporting Persons”.

Eduard Yusupov is a citizen of the United States and is a Director of the Issuer and is also the Global Head of Dealing and a Managing Director at the Issuer. Leya Yusupov is a citizen of the United States and is a Dealer in the Dealing division of the Issuer. The Issuer is an online provider of foreign exchange trading and related services to domestic and international retail and institutional customers and offers customers access to global over-the-counter foreign exchange markets. The principal business address of Eduard Yusupov and Leya Yusupov is c/o FXCM Inc., 55 Water Street, Floor 50, New York, NY 10041.

Mikhail Yusupov is a citizen of the United States and is a broker at Phi Capital Management, which provides an electronic platform for foreign exchange trading, with a principal business address of c/o Phi Capital Management, 11 Broadway, New York, NY 10004.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

CUSIP No. 302693 106	13D	Page 6 of 9 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated as follows:

Eduard Yusupov beneficially owns 5,925,829 units of FXCM Holdings LLC (“FXCM Holdings”), 3,164,635 of which are held directly and 2,761,194 of which are held by the Eduard Yusupov 2012 GRAT, all of which were formerly held by either Eduard Yusupov or the Eduard Yusupov 2010 GRAT.  Leya Yusupov and Mikhail Yusupov each beneficially owns 1,973,142 units of FXCM Holdings as co-trustees over trusts established for the benefit of the Yusupov family, which trusts received these units of FXCM Holdings from the Eduard Yusupov 2010 GRAT. These units were originally received in a reclassification of the outstanding limited liability company interests of FXCM Holdings effected prior to the initial public offering of the Class A Common Stock of the Issuer.

In addition to the units of FXCM Holdings reported herein, the Reporting Person has also acquired 93,744 shares of Class A Common Stock in the open market for an aggregate purchase price of $928,632 using personal funds.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The information set forth under Items 3 and 6 is hereby incorporated by reference.

On February 15, 2012, the Eduard Yusupov 2010 GRAT distributed 2,761,194 units of FXCM Holdings to Eduard Yusupov who contributed those units of FXCM Holdings to the Eduard Yusupov 2012 GRAT. These transactions did not change Eduard Yusupov’s beneficial ownership in shares of Class A Common Stock. On February 14, 2013, the Eduard Yusupov 2010 GRAT terminated and transferred 2,717,751 units of FXCM Holdings to Eduard Yusupov, individually, and transferred 1,973,142 units of FXCM Holdings to trusts for the benefit of the Yusupov family, for which Leya Yusupov and Mikhail Yusupov are trustees.

All of the securities reported herein were acquired for investment purposes. The Reporting Persons intend to review on a continuing basis the investment in the Issuer. Based on such review, any Reporting Person may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of such Reporting Person, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

In his capacity as a director of the Issuer, Eduard Yusupov may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives. Except as otherwise described in this Schedule 13D, Eduard Yusupov does not currently have any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, Eduard Yusupov may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The ownership percentages set forth below are based on 34,228,927 shares of the Issuer’s Class A Common Stock outstanding as of November 7, 2012 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 13, 2012, plus the number of shares of Class A Common Stock that may be received upon exchange of units of FXCM Holdings beneficially owned by the Reporting Persons, as applicable.

(a)  As a result of the Exchange Agreement, (i) Eduard Yusupov may be deemed to beneficially own a total of 6,019,573 shares of Class A Common Stock (based on the number of shares of Class A Common Stock held directly and 5,925,829 shares of Class A Common Stock that may be received in exchange of units of FXCM Holdings by him directly or as trustee of the Eduard Yusupov 2012 GRAT), representing 15.5% of the total number of shares of Class A Common Stock outstanding and (ii) each of Leya Yusupov and Mikhail Yusupov may be deemed to beneficially own 1,973,142 shares of Class A Common Stock (based on the 1,973,142 shares of Class A Common Stock that may be received in exchange of units of FXCM Holdings), representing 5.5% of the total number of shares of Class A Common Stock outstanding.

CUSIP No. 302693 106	13D	Page 7 of 9 Pages

(b) Eduard Yusupov has the sole power to vote and dispose of the shares of Class A Common Stock that he beneficially owns and each of Leya Yusupov and Mikhail Yusupov has shared power to vote and dispose of the shares of Class A Common Stock that each beneficially owns.

(c)  Other than as disclosed in Item 4, none of the Reporting Persons has effectuated a transaction in the class of securities reported in the past sixty days.

(d)  Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)  As a result of the final payments pursuant to the trust agreement governing the Eduard Yusupov 2010 GRAT, such trust ceased to beneficially own any securities of the Issuer as of February 14, 2013.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

Eduard Yusupov holds two shares of Class B common stock (the “Class B Common Stock”) of the Issuer, one held individually and one held as trustee of the Eduard Yusupov 2012 GRAT and Leya Yusupov and Mikhail Yusupov beneficially own two shares of Class B Common Stock of the Issuer as trustees of the trusts for the benefit of the Yusupov family. Each holder of Class B Common Stock is entitled to a number of votes at the Issuer’s stockholder meetings that is equal to the number of units in FXCM Holdings held by such holder, regardless of the number of shares of Class B Common Stock held by such holder.

Each of the Reporting Persons disclaims that he or she is a member of any group with respect to shares of Class A Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or otherwise.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

1.	Exchange Agreement, dated as of December 1, 2010, among FXCM Inc., FXCM Holdings, LLC and the holders of units of FXCM Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by FXCM Inc. with the Securities and Exchange Commission on December 7, 2010).

2.	Registration Rights Agreement, dated as of December 1, 2010, by and among FXCM Inc. and the holders of units of FXCM Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by FXCM Inc. with the Securities and Exchange Commission on December 7, 2010).

3.	Joint Filing Agreement

4.	Powers of Attorney

CUSIP No. 302693 106	13D	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Eduard Yusupov
Eduard Yusupov, individually and as trustee of the Eduard Yusupov 2010 GRAT and the Eduard Yusupov 2012 GRAT

/s/ Leya Yusupov
Leya Yusupov, as trustee of various trusts

/s/ Mikhail Yusupov
Mikhail Yusupov, as trustee of various trusts

Date: February 26, 2013

CUSIP No. 302693 106	13D	Page 9 of 9 Pages

EXHIBIT INDEX

1.	Exchange Agreement, dated as of December 1, 2010, among FXCM Inc., FXCM Holdings, LLC and the holders of units of FXCM Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by FXCM Inc. with the Securities and Exchange Commission on December 7, 2010).

2.	Registration Rights Agreement, dated as of December 1, 2010, by and among FXCM Inc. and the holders of units of FXCM Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by FXCM Inc. with the Securities and Exchange Commission on December 7, 2010).

3.	Joint Filing Agreement

4.	Powers of Attorney

Exhibit 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Common Stock of FXCM Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 26, 2013.

/s/ Eduard Yusupov
Eduard Yusupov, individually and as trustee of the Eduard Yusupov 2010 GRAT and the Eduard Yusupov 2012 GRAT

/s/ Leya Yusupov
Leya Yusupov, as trustee of various trusts

/s/ Mikhail Yusupov
Mikhail Yusupov, as trustee of various trusts

Exhibit 4

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Leya Yusupov, hereby make, constitute and appoint Eduard Yusupov as my agent and attorney-in-fact for the purpose of executing in my name, in my individual capacity and/or in my capacity as a trustee of any trust, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d), Section 13(g) or Section 16(a) of the Act and granting unto said attorney in fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney in fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Except as otherwise specifically provided herein, this Power of Attorney shall not in any manner revoke, in whole or in part, any Power of Attorney previously executed. This Power of Attorney shall not be revoked by any subsequent Power of Attorney executed in the future, unless such subsequent Power of Attorney specifically refers to this Power of Attorney, or specifically states that the instrument is intended to revoke this Power of Attorney, all prior general Powers of Attorney or all prior Powers of Attorney.

IN WITNESS WHEREOF, I have executed this instrument as of the 26th day of February, 2013.

/s/ Leya Yusupov
Leya Yusupov

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Mikhail Yusupov, hereby make, constitute and appoint Eduard Yusupov as my agent and attorney-in-fact for the purpose of executing in my name, in my individual capacity and/or in my capacity as a trustee of any trust, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d), Section 13(g) or Section 16(a) of the Act and granting unto said attorney in fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney in fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Except as otherwise specifically provided herein, this Power of Attorney shall not in any manner revoke, in whole or in part, any Power of Attorney previously executed. This Power of Attorney shall not be revoked by any subsequent Power of Attorney executed in the future, unless such subsequent Power of Attorney specifically refers to this Power of Attorney, or specifically states that the instrument is intended to revoke this Power of Attorney, all prior general Powers of Attorney or all prior Powers of Attorney.

IN WITNESS WHEREOF, I have executed this instrument as of the 26th day of February, 2013.

/s/ Mikhail Yusupov
Mikhail Yusupov